UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                                 DOTRONIX, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.05
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   258564 10 3
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 17, 2005
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|       Rule 13d-1(b)
|X|       Rule 13d-1(c)
|_|       Rule 13d-1(d)

CUSIP NO. 25864 10 3

1. Name of reporting persons: William S. Sadler Qualified Marital Trust U/W I.R.S. Identification Nos. of above persons (entities only): 41-6543551

2.    Check the appropriate box if a member of a group:

                  (a)  |_|
                  (b)  |_|

3.    SEC use only:

4.    Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with:

      5.    Sole voting power: 786,211

      6.    Shared voting power: 0

      7.    Sole dispositive power: 786,211

      8.    Shared dispositive power: 0

9.    Aggregate amount beneficially owned by each reporting person: 786,211

10.   Check if the aggregate amount in Row (9) excludes certain shares |_|

11.   Percent of class represented by amount in Row 9: 11.0%

12.   Type of reporting person: 00

CUSIP NO. 25864 10 3

1.    Name of reporting persons: Jill D. Sadler
      I.R.S. Identification Nos. of above persons (entities only):

2.    Check the appropriate box if a member of a group:

                  (a)  |_|
                  (b)  |_|

3.    SEC use only:

4.    Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

      5.    Sole voting power: 69,825

      6.    Shared voting power: 995,428

      7.    Sole dispositive power: 69,825

      8.    Shared dispositive power: 995,428

9.    Aggregate amount beneficially owned by each reporting person: 1,065,253

10.   Check if the aggregate amount in Row (9) excludes certain shares |_|

11.   Percent of class represented by amount in Row 9: 14.0%

12.   Type of reporting person: IN

CUSIP NO. 25864 10 3

1.    Name of reporting persons: Kurt T. Sadler I.R.S.
      Identification Nos. of above persons (entities only):

2.    Check the appropriate box if a member of a group:

                  (a)  |_|
                  (b)  |_|

3.    SEC use only:

4.    Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with:

      5.    Sole voting power: 169,161

      6.    Shared voting power: 995,428

      7.    Sole dispositive power: 169,161

      8.    Shared dispositive power: 995,428

9.    Aggregate amount beneficially owned by each reporting person: 1,164,589

10.   Check if the aggregate amount in Row (9) excludes certain shares |_|

11.   Percent of class represented by amount in Row 9: 16.0%

12.   Type of reporting person: IN

Item 1(a).  Name of issuer: Dotronix Inc.

Item 1(b).  Address of issuer's principal executive offices:

            160 First Street S.E., New Brighton, MN 55112

Item 2(a).  Names of person filing:

            William S. Sadler Qualified Marital Trust U/W (the "Trust"), Jill D. Sadler and Kurt T. Sadler, each individually and as Co-Trustees of the Trust

Item 2(b).  Address of principal business office:

            c/o Kurt T. Sadler, 1217 Dawn Lane, Woodbury, MN 55125

Item 2(c). Citizenship: The Trust was formed in Minnesota. Each of Jill D. Sadler and Kurt T. Sadler are U.S. citizens.

Item 2(d).  Title of class of securities:

            Common Stock, par value $0.05 per share

Item 2(e).  CUSIP No.: 258561 10 3

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership

                                                                 Percentage of Total Shares
            Name                        Number of Shares     Outstanding as of September 19, 2005
            ----                        ----------------     ------------------------------------
            Trust.....................         786,211 (1)                  11.0%
            Dorothy E. Sadler.........         231,617 (2)                   3.0%
            Jill D. Sadler............       1,065,253 (3)                  14.0%
            Kurt T. Sadler............       1,164,589 (4)                  16.0%

            -----------------
            (1) Shares received in distribution from the Estate of William S. Sadler.

            (2) Includes 12,800 shares owned individually and 9,600 shares of Common Stock that could be acquired within 60 days of May 17, 2005, and includes 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

            (3) Includes 39,900 shares owned individually, 29,925 shares of Common Stock that could be acquired within 60 days of May 17, 2005, 786,211 shares held by the William S. Sadler Qualified Marital Trust U/W and 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

            (4) Includes 54,706 shares owned individually, 34,205 shares of Common Stock that could be acquired within 60 days of May 17, 2005 with sole voting and dispositive power, 3,000 shares and 2,250 shares of Common Stock that could be acquired within 60 days of May 17, 2005, owned jointly with daughter, and 75,000 shares of Common Stock that could be acquired upon exercise of vested options within 60 days of this filing, 786,211 shares held by the William S. Sadler Qualified Marital Trust U/W and 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

Item 5.     Ownership of 5 percent or Less of a Class:    Not Applicable

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person:

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:

            Not applicable

Item 9.     Notice of Dissolution of Group:  Not applicable

Item 10.    Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2005
                                      /s/  Kurt T. Sadler
                                       -----------------------------------------
                                       Signature       Co-Trustee

                                       /s/ Jill D. Sadler
                                       -----------------------------------------
                                       Name/Title      Co-Trustee

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Dotronix, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: October 28,2005

William S. Sadler Qualified Marital Trust
By its Co-Trustees

/s/ Jill D. Sadler                      /s/ Jill D. Sadler
Jill D. Sadler                          Jill D. Sadler, Individually

/s/ Kurt T. Sadler                      /s/ Kurt T. Sadler
Kurt T. Sadler                          Kurt T. Sadler, Individually